Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Years Ended December 31, 2009, 2008 and 2007

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2009	2008	2007

Basic - assumes no dilution:

Net income for the period	$73,486	$10,917	$82,788

Weighted average number of common shares outstanding during the period	39,175	39,820	43,145

Net income per share - basic	$1.88	$0.27	$1.92

Diluted - assumes full dilution:

Net income for the period	$73,486	$10,917	$82,788
Interest expense, net of tax, on dilutive Senior Convertible Notes	—	—	279

Adjusted net income for the period	$73,486	$10,917	$83,067

Weighted average number of common shares outstanding during the period	39,175	39,820	43,145
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	113	7	233
Common stock units related to Deferred Equity Compensation Plan for Directors	232	254	228
Common stock units related to Deferred Compensation Plan for Employees	191	215	219
Restricted common stock units related to Incentive Compensation Plan	821	293	342
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	—	—	444

Total common and common equivalent shares adjusted to calculate diluted earnings per share	40,532	40,589	44,611

Net income per share – diluted	$1.81	$0.27	$1.86

Percentage of dilution compared to basic net income per share	3.7%	—	3.1%